Exhibit 4.y

EMPLOYMENT CONTRACT

AGREEMENT, dated as of July 17, 2015, between NYMOX PHARMACEUTICAL CORPORATION (the “Company”) and Dr. Paul Averback (“Employee”).

The parties hereby agree as follows:

1. TERM OF EMPLOYMENT. The Company hereby employs employee, and Employee hereby accepts employment, on the terms and subject to the conditions hereinafter set forth, for a term (the “Employment Period”) commencing on July 17, 2015 and continuing until July 16, 2022 (the “Expiration Date”).

2. DUTIES AND PRIVILEGES. During the Employment Period, Employee shall serve as President and Chief Executive Officer of the Company be responsible to and report to the Board of Directors (“the Board”); perform such services consistent with Employee’s position hereunder as the Board of Directors may from time to time require, devote Employee’s entire business time, ability and energy exclusively to the performance of Employee’s duties hereunder, and use Employee’s best efforts to advance the interests and businesses of the Company, its divisions, subsidiaries and affiliates.

3.	COMPENSATION

(a)

The Company shall pay to Employee a salary at the rate of $600,000 US Dollars a year during the Employment Period, however Employee will forgo 100% of his salary until the Company receives a significant increase in its financing to expand its operations and execute its business plans at which time the Employee will have the option, at the Employee's sole discretion, to receive the cash salary above or to continue the equity compensation (based on the January 2015 stock price) detailed below under Section 3(d). The Company will notify Employee upon receipt of its financing. The Compensation Committee, as designated by the Board of Directors will do annual reviews of the Employee’s salary. The Company is under no obligation to increase Employee’s salary as a result of these reviews. Any increase is purely discretionary on the part of the Company.

(b)

During the Employment Period, Employee shall be eligible to participate in if any then operated benefit plans of the Company or its affiliates which are applicable generally to the Company’s executive of comparable rank to Employee (“Employee Benefit Plans”), subject to the respective terms and conditions of such Employee Benefit Plans. Nothing contained in this Agreement shall obligate the Company to adopt or implement any Employee Benefit Plan, or limit the Company from making any blanket amendments, changes or modifications of the eligibility requirements or any other provision of, or terminating, any Employee Benefit Plan at any time (whether during or after the Employment Period), and Employee’s participation in or entitlement under any such Employee Benefit Plan shall at all times be subject in all respects thereto.

(c)

Executive Bonus Plan. Employee is entitled to an annual bonus equal to 5% of the Company’s EBITA as determined by its auditors for each fiscal year during the Employment Period not to exceed $5,000,000.

(d)

Restricted Stock. Effective on the date of this Agreement, Company shall immediately award and said shares shall immediately vest to Employee 3,000,000 shares of its
“restricted stock”. The Company shall also award, and said shares shall immediately vest upon award, an additional 250,000 shares of its "restricted stock" for each month that Employee remains in the employ of the Company. In the event there is a corporate restructure whereby the Employee is no longer Chairman of the Board of Directors, President and/or Chief Executive Officer, or if the Company is bought out, then all of Employee’s non-vested stock that would vest under this agreement if the Employee would have remained Chairman of the Board of Directors, President and/or Chief Executive Officer for the term of this agreement will immediately vest and become due the Employee. The Employee does not need to take any action to receive the shares of stock, except to make such demand in writing to the transfer agent of the Company. Employee agrees to abide by a stock bleed-out agreement whereby he will not sell on a single day any more than 10% of the average daily trading volume of the Company’s Common Stock for the previous 5 trading days. This limitation on the amount of shares, which can be sold in a single day, is not cumulative. The shares will be eligible for sales pursuant to SEC Rule 144 beginning 12 months from the date of vesting.

4.	EXPIRATION OF TERM AND TERMINATION

(a)	Employee’s employment by Company and this Agreement shall automatically expire and terminate on the Expiration Date unless sooner terminated pursuant to the provisions of this Section 4.
(b)	Employee’s employment by the Company and this Agreement shall automatically terminate upon Employee’s death.
(c)

The Company shall have the right and option, exercisable by written notice to Employee, to terminate Employee’s employment by the Company and this Agreement at any time after Employee has been unable to perform the services or duties required of Employee in connection with Employee’s employment by the Company as a result of physical or mental disability (or disabilities) which has (or have) continued for a period of twelve (12) consecutive weeks, or for a period of sixteen (16) weeks in the aggregate, during any twelve (12) month period.

(d)

The Company shall have the right and the option, exercisable by giving written notice to Employee, to terminate Employee’s employment by the Company and this Agreement at any time after the occurrence of any act or omission by Employee constituting fraud, gross negligence or willful misconduct, or Employee materially breaches, material repudiates or otherwise materially fails to comply with or perform any of the terms of this Agreement, any duties of Employee in connection with Employee’s employment by the Company or any of the Company’s policies or procedures, or deliberately interferes with the compliance by any other employee of the Company with any of the foregoing.

(e)

The Company shall have no obligation to renew or extend the Employment Period. Neither (i) the expiration of the Employment Period, (ii) the failure or refusal of the Company to renew or extend the Employment Period, this Agreement, or Employee’s employment by the Company upon Expiration date nor (iii) the termination of this Agreement by the Company pursuant to any provision of the Section 4 (except Section 4(g), shall be deemed to constitute a termination of Employee’s employment by the Company “without cause” for the purpose of triggering any rights for cause of action by the Employee.

(f)

If this Agreement, the Employment Period or Employee’s employment by the Company is terminated or expires pursuant to any provision of this Section 4 (other than Section 4(g), or is terminated by Employee, Employee’s right to receive salary or other compensation (including stock grants) from the Company and all other rights and entitlements of Employee pursuant to this Agreement or as an employee of the Company shall forthwith cease and terminate, and the Company shall no liability or obligation whatsoever to Employee, except that:

(g)

The Company shall not be obligated to utilize Employee’s services or any of the results and proceeds thereof or permit Employee to retain any corporate office or to continue to do so; ad the Company shall have the unilateral right, at any time, without notice, in the Company’s sole and absolute discretion, to terminate Employee’s employment by the Company, without cause, and for any reason or for no reason (the Company’s “Termination Rights”) The Company’s Termination Rights are not limited or restricted by, and shall supersede, any policy of the Company requiring or favoring continued employment of its employees during satisfactory performance any seniority system or any procedure governing the manner in which the Company’s discretion is to be exercised. No exercise by the Company of its Termination Rights shall, under any circumstances, be deemed to constitute (i) a breach by the Company of any term of this Agreement, express or implied (including without limitation a breach of any implied covenant of good faith or fair dealing), (ii) a wrongful discharge of Employee or wrongful termination of Employee’s employment by the Company, (iii) a wrongful deprivation by the Company of Employee’s corporate office (or authority, opportunities or other benefits relating thereto) or (iv) the breach of the Company of any duty or obligation, express or implied, which the Company may owe to Employee pursuant to any principle or provision of law (whether contract or tort). If the Company elects to terminate Employee’s employment by the Company without cause prior to the Expiration Date, the Company shall have no obligation or liability to Employee pursuant to this agreement or otherwise, except to pay Employee until the Expiration Date amounts equal to the salary and benefits provided in Section 3(a) and 3(b) hereof, payable in the same installments and on the same dates as if Employee’s employment by the Company had not been terminated. If the Company elects to exercise its Termination Rights, Employee shall have no obligation to mitigate; provided, however, that if Employee does receive any amount (whether direct or indirect salary, compensation or otherwise) from other employment or business activities after such termination and prior to the Expiration Date, then the Company’s payment obligations under this section 4 shall be reduced by the amounts received by Employee from such other employment or business activities. Employee shall promptly notify the Company in writing of all such other employment or business activities undertaken by Employee and the salary, compensation or other amounts received or to be received by Employee therefrom.

(h)	Immediately upon any termination of Employee’s employment hereunder or of this Agreement (whether or not pursuant to this Section 4), Employee shall return to the Company all property of the

Company heretofore provided to Employee by the Company, or otherwise in the custody, possession or control of Employee (including, without limitation, any confidential materials, books and records of the Company, customer lists, and information technology. Notwithstanding any provision of this Agreement to the contrary, no termination of this Agreement or of Employee’s employment for any reason whatsoever shall in any manner operate to terminate, limit or otherwise affect the Company’s ownership of any of the rights, properties granted to the Company under this Agreement.

5. CODE OF BUSINESS CONDUCT Employee acknowledges that Employee: (a) has received and reviewed the Code of Business Conduct of the Company (as may be modified from time to time, the “CBC”; (b) has been completed and returned a signed copy of the CBC; and (c) will fully comply with the CBC.

6. NONDISCLOSURE Employee shall not, at any time during or following the Period of Employment, disclose, use, transfer or sell, except in the course of employment with the Company, any confidential information or proprietary data of the Company and its subsidiaries so long as such information or proprietary data remains confidential and has not been disclosed or is not otherwise in the public domain .

7. NOTICES All notices under this Agreement shall be in writing and shall be deemed effective when delivered in person (in the Company's case, to its Secretary) or thirty-six (36) hours after deposit thereof in the United States mails, postage prepaid, for delivery as registered or certified mail -- addressed, in the case of Employee, to the Employee's residential address, and in the case of the Company, to its corporate headquarters, attention of the Secretary, or to such other address as Employee or Employer may designate in writing at any time or from time to time to the other party. In lieu of personal notice or notice by deposit in the United States mail, a party may give notice by telegram or telex.

8. REPRESENTATIONS AND WARRANTIES OF EMPLOYER The Company represents and warrants that the execution of this Agreement has been duly authorized by resolution of its Board of Directors, and that this Agreement constitutes a valid and binding obligation of Employer in accordance with its terms.

9. MISCELLANEOUS This Agreement constitutes the entire understanding between the Company and Employee relating to employment of Employee by the Company and its subsidiaries and supersedes and cancels all prior written and oral agreements and understandings with respect to the subject matter of this Agreement. This Agreement may be amended but only by a subsequent written agreement of the parties. This Agreement shall be binding upon and shall inure to the benefit of Employee, his heirs, executors, administrators and beneficiaries and to the benefit of the Company and its successors.

10. APPLICABLE LAW AND VENUE The Laws of the Bahamas shall apply to the interpretation and/or enforcement of this agreement. Venue for the interpretation or enforcement of this agreement shall lie exclusively in Nassau, Bahamas, in a court of appropriate jurisdiction. In the event this Agreement and/or any associated right become the subject of litigation, it is agreed that such matters will be heard by the trial court only and that the parties hereby waive their right to trial by jury.

IN WITNESS WHEREOF, the parties hereto have executed the Agreement or caused it be executed on their behalf as of the date first above written:

NYMOX PHARMACEUTICAL CORP

/s/	By	/s/
Dr. Paul Averback		Randall Lanham, Secretary/Director